BlackRock Funds III

400 Howard Street

San Francisco, CA 94105

November 23, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re: BlackRock Funds III Form N-1A (File No. 33-54126)

Ladies and Gentlemen:

BlackRock Funds III, an open-end investment company (the “Registrant”), on behalf of its series BlackRock Cash Funds: Municipal, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), hereby requests that post-effective amendment No. 241 to the registration statement on Form N-1A (File No. 33-54126) filed by the Registrant on November 10, 2016 (the “Post-Effective Amendment”) be withdrawn, as a determination has been made not to offer the subject securities for sale. No securities were sold in connection with the Post-Effective Amendment. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact Jesse C. Kean of Sidley Austin LLP at (212) 839-8615.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

BlackRock Funds III

By:	/s/ Benjamin Archibald
Name:	Benjamin Archibald
Title:	Secretary